Prudential Investment Management Services LLC

Statement of Financial Condition
December 31, 2018

SEC. I.D. No. 8-36540
This report is deemed Public in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

Prudential Investment Management Services LLC
Index
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Executive Committee and Member of Prudential Investment Management Services LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Prudential Investment Management Services LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2019

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2018

(dollars in thousands)

Assets

Cash and cash equivalents	$ 44,927
Cash segregated under federal regulations	19,377
Distribution and service fees receivable	14,364
Receivable from broker-dealers and clearing organizations	1,675
Receivable from customer	930
Receivable from affiliates	5,935
Prepaid expenses and other assets	4,861
Total assets	92,069

Liabilities and Member's Equity

Liabilities

Payable to broker-dealers and clearing organizations	8,613
Payable to affiliates and other accrued liabilities	5,305
Payable to customers	9,472
Federal and state income taxes payable to parent	831
Federal and state deferred tax liabilities to parent	367
Total liabilities	24,588

Commitments and contingent liabilities (see Note 7)

Member's Equity

Contributed capital	32,796
Undistributed earnings	34,685
Total member's equity	67,481
Total liabilities and member's equity	$ 92,069

The accompanying notes are an integral part of this Statement of Financial Condition.

Prudential Investment Management Services LLC
Notes to Statement of Financial Condition
December 31, 2018

(dollars in thousands)

1. **Organization and Nature of Business**

    Prudential Investment Management Services LLC ("PIMS" or the "Company") is a wholly-owned subsidiary of PIFM Holdco LLC, ("PHI"), which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

    The Company's primary business is the distribution of mutual funds to retail investors through third party financial intermediary firms. The Company also sells various other investment products to institutional investors including private placements and variable life contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

    The Company is also engaged in limited retail selling activities through the offering of various investment products sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of Prudential. The Company offers general brokerage services to retail investors. Investment products offered to customers include, but are not limited to, stocks, bonds, mutual funds and options. With respect to custody and clearing of these customer securities transactions, except for mutual fund transactions in the Smart Solutions IRA product, the Company introduces these transactions to National Financial Services LLC, who clears them on a fully disclosed basis.

    The Company is the distributor of the Prudential Investments domestic family of mutual funds shares ("Pru Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940.

    The Company has also entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plan clients of Prudential ("DC Plans"). The Company acts as the clearing broker for all mutual fund trades for both proprietary and non-proprietary mutual fund families with respect to the DC Plans business.

    As more fully described in Note 5 the Company has various agreements with Prudential affiliates relating to the services of officers and the use of telecommunications, office space, systems, and equipment. As a result, the agreement terms may not be the same as those that would result from agreements with unrelated parties.

2. **Summary of Significant Accounting Policies**

    The audited Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

    The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $44,927 includes $22,104 which represents an investment in a non-proprietary money market mutual fund. The remaining $22,823 represents amounts on

(dollars in thousands)

deposit in corporate accounts at commercial banks. At times, cash on deposit in the commercial banks may be in excess of available Federal insurance coverage. Cash of $19,377 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEA Rule 15c3-3 and is classified as Cash segregated under federal regulations.

The Company has an agreement with its parent, PHI, to finance its expected future monthly cash receipts from distribution and contingent deferred sales charges ("CDSC") in exchange for cash. Financing under this agreement is on a sole recourse basis, with the Company required to repay PHI if the Company receives the distribution and CDSC fees. At December 31, 2018, the Company recorded expected future cash receipts and the related financing provided of $2,982 for Class B and C funds. The Company ceased sale of Class B shares of Pru funds in June 2014.

In accordance with federal and applicable state tax laws, the Company is treated as a branch of its single member ultimate owner, PFI. It is included in the consolidated federal income tax return and certain consolidated and combined state income tax returns of PFI.

Pursuant to the PFI tax allocation agreement, total federal and state income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

H.R.1, also referred to as the Tax Cuts and Jobs Act of 2017 (the "Tax Act of 2017"), was enacted into law on December 22, 2017 and is generally effective starting in 2018. The Tax Act of 2017 changes the taxation of businesses and individuals by lowering tax rates and broadening the tax base through the acceleration of taxable income and the deferral or elimination of certain deductions, as well as changing the system of taxation of earnings of foreign subsidiaries. The most significant change for the Company is the reduction of the corporate tax rate from 35% to 21%.

See Note 4 for additional information regarding income taxes.

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU") to the FASB Accounting Standards Codification.

The FASB issued ASU 2016-18 *Restricted Cash Presentation on the Statement of Cash Flows*. The Company adopted this standard in 2018, and it resulted in Cash Segregated under Federal Regulations being combined in with Total Cash & Cash Equivalents, instead of being separately listed on the Statement of Cash Flows.

The FASB has issued several other standards with varying effective dates. None of these are expected to materially impact the Company.

3. **Fair Value Assets and Liabilities**

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level

Prudential Investment Management Services LLC
Notes to Statement of Financial Condition
December 31, 2018

(dollars in thousands)

input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a non-proprietary money market mutual fund for which the Company is the exclusive distributor.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no liabilities carried at fair value.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents (money market mutual fund)	$ 22,104	$ —	$ —	$ 22,104

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value; however, as described below, the carrying amount equals or approximates fair value. The Company did not have any transfers between the levels during the year ended December 31, 2018.

Prudential Investment Management Services LLC
Notes to Statement of Financial Condition
December 31, 2018

(dollars in thousands)

		Fair Value			Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets:					
Cash	$ 22,823	$ —	$ —	$ 22,823	$ 22,823
Cash segregated under federal regulations	19,377	—	—	19,377	19,377
Distribution and service fees receivable	—	14,364	—	14,364	14,364
Receivable from broker-dealers and clearing organizations	—	1,675	—	1,675	1,675
Receivable from customer	—	930		930	930
Receivable from affiliates	—	5,935	—	5,935	5,935
Prepaid expenses and other assets	—	4,861	—	4,861	4,861
Total assets	$ 42,200	$ 27,765	$ —	$ 69,965	$ 69,965
Liabilities:					
Payable to broker-dealers and clearing organizations	$ —	$ 8,613	$ —	$ 8,613	$ 8,613
Payable to affiliates and other accrued liabilities	—	5,305	—	5,305	5,305
Payable to customers	—	9,472	—	9,472	9,472
Federal and state income taxes payable to Parent	—	831	—	831	831
Federal and state deferred tax liabilities	—	367	—	367	367
Total liabilities	$ —	$ 24,588	$ —	$ 24,588	$ 24,588

Due to the short-term nature of the assets listed above, the Company believes that the carrying values approximate fair value. Due to the expected settlement of the liabilities in the near future, the Company also believes that carrying values approximate fair value.

(dollars in thousands)

4.   Income Taxes

The Company has deferred tax liability of $367 related to deferred acquisition cost at December 31, 2018.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. As of December 31, 2018, the Company does not require a valuation allowance for its deferred tax assets.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2018.

The Company files a consolidated Federal income tax return with its parent. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2018 are 2015 through 2017.

The Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed.

5.   Related Party Transactions

The Company is the clearing broker for the Prudential retirement plan platform DC Plans' mutual fund trades.

The Company has an agreement with PHI to finance its expected monthly cash receipts related to certain distribution and CDSC fees.   The amount payable to PHI under this agreement, at December 31, 2018 was $2,982 and is included in Payable to affiliates and other accrued liabilities. See Note 2 for further details.

All services received from and provided to related parties are subject to written agreements. It is noted that balances included below may not agree to the face of the Statement of Financial Condition as these amounts are settled through our affiliated entities although the Company may be contractually liable to a third party.

At December 31, 2018 and for the year then ended, the Company had the following Statement of Financial Condition related party balances:

Prudential Investment Management Services LLC
Notes to Statement of Financial Condition
December 31, 2018

(dollars in thousands)

Statement of Financial Condition	Receivables	Payables
Distribution and service fees receivable	$ 10,360	$ —
Payable to broker-dealers and clearing organizations	—	5,426
Payable to customers	930	9,472
Receivable from/payable to affiliates	5,935	4,627
Federal and state income taxes payable to parent	—	831
Federal and state deferred tax liabilities	—	367
	$ 17,225	$ 20,723

6. Line of Credit

The Company has a $250,000 open-ended line of credit with an affiliate, Prudential Funding, LLC. Borrowings under the line of credit will bear interest at the prevailing Commercial Paper rate at the time of the advance plus 11.5 basis points. The Company had one borrowing for $33,000 during 2018, and as of December 31, 2018, there were no amounts outstanding under the line of credit.

7. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial condition.

On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines. As of December 31, 2018, there were no such amounts recorded by the Company.

8. Regulatory Requirements

The Company is subject to the Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. The Company uses the alternative method of computing net capital, permitted by the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2018, the Company had net capital of $49,096, which was $48,846 in excess of its required net capital.

The Company is subject to determination of reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. At December 31, 2018, the Company computed the reserve requirement for customers and was required to segregate $9,486 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2018, the amount held on deposit in the special reserve bank account was $19,377.

(dollars in thousands)

9. **Subsequent Events**

   The Company has evaluated and determined that no events or transactions occurred after December 31, 2018 and through the issuance date, February 25, 2019, of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.